

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange
Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

FILE NO. 82.4524

क्रमांक / No. : CO / S & B / दिनांक / Date :

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

CO/S&B/PCR/2006/ 1283 April 27, 2006

Dear Sir,

SUPPL

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
CHANGE IN DIRECTORS

We enclose for your information a copy of our letter No.CO/S&B/PCR/2006/1286 dated 27th April 2006 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

PROCESSED
MAY 09 2006
THOMSON
FINANCIAL

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)



SEC MAIL
RECEIVED
PROCESSING
MAY 04 2006
WASH, D.C.
192
SECTION

Encl. : a/a.



06013174

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B / CO/S&B/PCR/2006/1286

दिनांक / Date : April 27, 2006

Dear Sir,

LISTING AGREEMENT : CHANGE IN DIRECTORS
CLAUSE No.30

In terms of Clause 30 B of the Listing Agreement, we advise that Shri. O.P. Bhatt has been appointed as Managing Director as per the Notification F.No.9/25/2005-BO.1 dated the 25 April 2006, by the Government of India, on the Board of State Bank of India till 31st March 2011 and has assumed charge as MD & GE (National Banking) with effect from the 26th April 2006.

2. Kindly acknowledge receipt.

Yours faithfully,



GENERAL MANAGER
(Shares & Bonds)



S.& B Dept



SEC MAIL PROCESSING
RECEIVED
MAY 04 2006
WASH. D.C.
192
SECTION



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

FILE NO. 82.4524

क्रमांक / No. : CO / S & B /

दिनांक / Date :

NO:CO/S&B/PCR/2006/ 26-04-2006

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
AUDITED WORKING RESULTS OF STATE BANK OF INDIA
FOR THE YEAR ENDED 31ST MARCH, 2006
CENTRAL BOARD'S MEETING ON 19-05-2006
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

We enclose for your information a copy of our letter No.CO/S&B/PCR/2006/1265 dated the April 26, 2006 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.


SEC MAIL
PROCESSING
RECEIVED
MAY 04 2006
WASH, D.C.
192
SECTION

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

FILE NO. 82.4524

क्रमांक / No. : CO / S & B / NO:CO /S&B/PCR/2006/1265 दिनांक / Date : 26-04-2006

Dear Sir,

LISTING AGREEMENT
AUDITED RESULTS - 31ST MARCH, 2006
CENTRAL BOARD'S MEETING ON 19.05.2006
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

In terms of Clause 41 of the Listing Agreement we advise that a meeting of the Bank's Central Board will be held on the 19th May 2006 to take on record the audited working results of the Bank for the year ended on 31st March 2006. In terms of Clause 31(c) of the listing agreement, we also enclose for your information, three copies of press release being issued in connection with convening of the meeting on 19th May 2006.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)



SEC MAIL
RECEIVED
PROCESSING
MAY 04 2006
WASH, DC
SECTION



S & B Deptt
Mumbai

हिंदी में पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

FILE NO. 82.4524

PRESS RELEASE

State Bank of India
Central Office, Mumbai 400 021.

A meeting of the Central Board of the Bank will be held on the 19th May 2006 in Kolkata to take on record the audited working results of the Bank for the year ended the 31st March 2006.

Date :

(A. K. PURWAR)
CHAIRMAN



STATE BANK OF INDIA
MUMBAI





SEC MAIL PROCESSING
RECEIVED
MAY 04 2006
WASH, D.C.
192
SECTION